K. Michael Carlton

Associate
+1.202.373.6070
michael.carlton@morganlewis.com

March 15, 2017

VIA EDGAR

Ms. Alison T. White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ETFS Trust File Nos. 333-191870 and 811-22986

Dear Ms. White:

On behalf of our client, ETFS Trust (the “Trust”), we are responding to Staff comments we received telephonically on December 19, 2016 regarding the Trust’s Post-Effective Amendment No. 5, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 14, 2016, for the purpose of registering shares of the ETFS Bloomberg All Commodity Strategy K-1 Free ETF, ETFS Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF, ETFS Bloomberg Agriculture Commodity Strategy K-1 Free ETF, ETFS Bloomberg Energy Commodity Strategy K-1 Free ETF, and ETFS Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF (each, a “Fund” and collectively, the “Funds”). We will provide our response to comments related to the ETFS Commodity Strategy Long-Short K-1 Free ETF under separate cover at a later date. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: The Staff notes that the Funds are active ETFs. Please confirm that if the Funds have not received 19b-4 orders that the Funds will file BXT delaying amendments until the orders are received. In the alternative, please confirm that 19b-4 orders are not required.

Response: Confirmed. 19b-4 orders are not required.

2.	Comment: Please confirm supplementally that the disclosure in the Prospectus complies with all conditions set forth in the Funds’ actively managed ETF relief.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Alison White

March 15, 2017

Response: Confirmed.

3.	Comment: Please advise whether the securities underlying the Funds are traded outside of the collateralized settlement system. If so, the Staff may have further comments.

Response: The securities underlying the Funds will be traded within the collateralized settlement system.

4.	Comment: Please update the Edgar class and series identifiers with the appropriate ticker when available.

Response: Series identifiers and tickers will be updated when the Funds file their effective registration statement.

5.	Comment: Please provide draft copies of the Funds’ fee tables prior to the effective date.

Response: Each Fund’s completed fee table and expense examples are set forth in Appendix A to this letter.

6.	Comment: The Staff notes that the footnote related to 12b-1 fees in each fee table is neither required nor permitted. Please remove this footnote from each fee table.

Response: The footnote has been removed.

7.	Comment: With respect to the ETFS Bloomberg All Commodity ETF and ETFS Bloomberg All Commodity Longer Dated ETF, the Staff notes that each Fund contains “Commodity” in its name. Please explain in detail how these “Commodity” Funds intend to comply with Rule 35d-1, the “Names Rule,” as it relates to “Commodity,” and still operate as regulated investment companies.

Response: Each Fund with “Commodity” in its name has been revised to also include “Strategy” in its name (collectively, the “Commodity Strategy Funds”). Accordingly, the Trust no longer believes the Commodity Strategy Funds need to include an 80% “Names Rule” policy to comply with Rule 35d-1. We note that, in the past, the Staff has explained that the 80% test under Rule 35d-1 does not apply when a fund’s name invokes an investment objective or strategy rather than a specific type of investment. For example, the Adopting Release (No. IC-24828) notes that “[Rule 35d-1] does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments.” Further, the Staff’s response to question 9 in the “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” notes that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.” The Trust believes that the inclusion of “Strategy” in the name of each Commodity Strategy Fund clearly conveys that each such Fund pursues an investment strategy related to commodities and the Fund name does not convey that each such Fund invests solely in a specific type of asset, i.e., commodities.

Ms. Alison White

March 15, 2017

The Trust’s position is consistent with the Staff’s treatment of other similarly named funds. A brief, non-exhaustive survey identified a number of other mutual funds in the marketplace with “managed futures,” “futures,” “commodity” or “commodities” included in the funds’ names that do not appear to comply with an 80% test pursuant to Rule 35d-1. In that regard, please see the prospectuses for the following funds: Altegris Managed Futures Strategy Fund and Princeton Futures Strategy Fund (each, a series of Northern Lights Fund Trust), AQR Managed Futures Strategy Fund (a series of AQR Funds), Credit Suisse Commodity Return Strategy Fund, Direxion Auspice Broad Commodity Strategy ETF (a series of Direxion Shares ETF Trust), First Trust Global Tactical Commodity Strategy Fund (a series of First Trust Exchange-Traded Fund VII), LoCorr Managed Futures Strategy Fund (a series of LoCorr Investment Trust), MFS Commodity Strategy Fund (a series of MFS Series Trust XV), and Pointbreak Agriculture Commodity Strategy Fund (a series of Pointbreak ETF Trust). Applying Rule 35d-1 to the Commodity Strategy Funds would in effect require these Funds to remove “Commodity” from their names. In light of the many other funds in the marketplace with similar names, the Trust believes this would place the Commodity Strategy Funds at a competitive disadvantage.

In addition, the Trust expects that, under normal market conditions, (1) each Commodity Strategy Fund’s investment exposure (other than its investments in short-term investment grade fixed-income securities, money market instruments, certain bank instruments, cash, and cash equivalents) will consist principally, if not exclusively, of Commodities Instruments, and (2) the majority of each Commodity Strategy Fund’s performance will be attributable to the portion of its portfolio invested in Commodities Instruments. Accordingly, the Trust believes that this is consistent with the purpose of Rule 35d-1 to require registered investment companies to invest in a manner consistent with their names.

8.	Comment: The Staff notes that each Fund “seeks to provide long-term capital appreciation” designed to exceed the performance of an Index, but also notes that each Fund states that it “seeks to provide total return” that exceeds that of an Index in its principal investment strategy. Please reconcile this difference between each Fund’s investment objective and its principal investment strategy.

Response: The description of the investment objective for each Fund has been amended for consistency with the language in each Fund’s principal investment strategy to clarify that each Fund seeks to provide a return that exceeds the performance of the relevant index and to clarify that the relevant index is a total return index.

9.	Comment: The Staff notes that each Fund’s principal investment strategy states that the Fund may use a Cayman Islands subsidiary to “invest directly in commodity-linked instruments, including pooled investment vehicles, exchange-traded funds and other investment companies, and swaps and exchange-traded options on futures contracts.” Please provide corresponding principal risks for these investments if they are principal investment strategies of the Fund. Please advise or revise.

Response: Each Fund may use pooled investment vehicles, such as exchange-traded funds and other investment companies, swaps and exchange traded options on futures contracts as part of its principal investment strategy. Accordingly, we have added corresponding principal risks for each of these types of investment.

Ms. Alison White

March 15, 2017

10.	Comment: Please advise as to whether a line item for acquired fund fees and expenses should be included in each Fund’s fee table.

Response: We have confirmed that a line item for acquired fund fees and expenses in each Fund’s fee table will not be required.

11.	Comment: Please advise supplementally what constitutes a “pooled investment vehicle” and state the extent to which pooled investment vehicles are used by each Fund. In addition, please advise whether the Fund may invest directly in pooled investment vehicles. To the extent the Fund’s use of pooled investment vehicles is significant, please make these clarifications in the principal investment strategy disclosure for each Fund.

Response: Pooled investment vehicles refer to any collective investment scheme or pool of assets which is managed by a third party. The Funds may invest in other funds, and although such investments are not expected to be significant, we consider the Fund’s ability to invest in other investment companies to be part of the Fund’s principal investment strategy. Accordingly, we have added corresponding risk disclosure for investing in other investment company securities to each Fund’s list of principal risks.

12.	Comment: The Staff notes that the second paragraph of each Fund’s principal investment strategy refers to “any applicable exemptive relief.” Please clarify what is meant by this and confirm whether the Funds have received such exemptive relief.

Response: We respectfully decline to revise this reference to “any applicable exemptive relief,” as it was added to reflect that the investments of the Subsidiary are limited by law and any exemptive relief available to each Fund and its Subsidiary at the time of the Subsidiary’s investment.

13.	Comment: The Staff notes that the third paragraph of each Fund’s principal investment strategy refers to “[t]he remainder of the Fund’s assets.” Please advise whether this refers to the 75% of Fund assets not invested in the Subsidiary. Please advise whether this means that 75% of Fund assets are listed in “(1) short-term investment grade fixed-income securities that include U.S. government and agency securities, corporate debt obligations and repurchase agreements; (2) money market instruments; (3) certain bank instruments; and (4) cash and other cash equivalents.” Please clarify the disclosure accordingly.

Response: Confirmed, this relates to the remainder of assets not invested in the Subsidiary. The disclosure has been clarified accordingly.

14.	Comment: Given the investments described in the third paragraph of each Fund’s principal investment strategy, please add principal risk disclosure for corporate debt, fixed income securities and repurchase agreements.

Ms. Alison White

March 15, 2017

Response: The remainder of each Fund’s assets that are not invested in its Subsidiary (i.e., at least 75% of the Fund’s total assets) will principally be invested in short-term investment grade fixed-income securities that include U.S. government securities, money market instruments, and cash and other cash equivalents. Corresponding principal risk disclosure has been included for each of the Funds.

15.	Comment: Please rewrite the last sentence of the third paragraph of each Fund’s principal investment strategy in plain English.

Response: We have made the requested change.

16.	Comment: Please delete the following sentence from each of the Fund’s principal investment strategy or, in the alternative, move it to the principal risk section: “There can be no assurance that the Fund’s Investment Objective will be met at any time.”

Response: We have deleted the above-referenced sentence from each Fund’s principal investment strategy.

17.	Comment: Please confirm supplementally that Bloomberg is neither affiliated with the Funds that use “Bloomberg” in their name nor their investment advisers.

Response: Confirmed.

18.	Comment: For each Fund that makes such a reference in its principal investment strategy, please clarify what constitutes “U.S.-dollar weighted production data.”

Response: Wording has been added to clarify that liquidity data is the relative amount of trading activity for a particular commodity and U.S. dollar-weighted production data takes the figures for production in the overall commodities market for all commodities in the Index and weights them in the Index in the same proportion in U.S. dollar terms. The value of the Index is computed on the basis of hypothetical investments in the basket of commodities that make up the Index.

19.	Comment: Please consider adding liquidity risk and authorized participant risk as principal risks for each Fund.

Response: We have made the requested changes.

20.	Comment: Please add management risk as a principal risk to each active Fund.

Response: We have made the requested change.

21.	Comment: Under “Fund Performance” for each Fund, please include the language required by Item 4(b)(2)(i) of Form N-1A.

Ms. Alison White

March 15, 2017

Response: The disclosure under “Fund Performance” for each Fund has been replaced by the following:

Performance information for the Fund is not provided because the Fund is new and does not have performance history for a full calendar year as of the date of this Prospectus. When this Prospectus is updated after a full calendar year of operations, a bar chart and table will be included that will provide some indication of the risks of investing in the Fund by showing the variability of the Fund’s return based on net assets and comparing the Fund’s performance to a broad measure of market performance. Past performance does not necessarily indicate how the Fund will perform in the future. Updated performance information will be available at www.etfsecurities.com.

22.	Comment: For each Fund’s summary prospectus, please move the section titled “Tax Information” immediately before the section titled “Payments to Broker-Dealers and Other Financial Intermediaries.”

Response: This section has been moved as requested.

23.	Comment: Please describe the risks of investing in agriculture-related commodities in the principal risk section of the ETFS Bloomberg Agriculture ETF.

Response: We have made the requested change.

24.	Comment: Please describe the risks of investing in energy-related commodities in the principal risk section of the ETFS Bloomberg Energy ETF and ETFS Bloomberg Energy Longer Dated ETF.

Response: We have made the requested change.

25.	Comment: Please consider whether it is appropriate to add risk discussing the possible IRS change in interpretation as to the definition of which instruments are securities. See the N-1A registration statement filed on behalf of GraniteShares ETF Trust on November 23, 2016.

Response: We have revised the tax sections of the Prospectus and SAI to address the new IRS guidance regarding the prospective distribution requirement for controlled foreign corporations (CFCs), but we have not added risk regarding a possible IRS change in interpretation as to the definition of “securities” under Section 2(a)(36) of the 1940 Act, as the Trust does not consider this to be a principal risk of the Funds.

Ms. Alison White

March 15, 2017

26.	Comment: The Staff notes that in the penultimate paragraph of the “Additional Information About Each Fund’s Investment Strategy” section, the Prospectus states that “Each Fund may not hold more than 25% of its total assets in securities of issuers in any one industry or group of industries (other than in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities or securities of other investment companies).” Please explain how the ETFS Bloomberg Agriculture ETF, ETFS Bloomberg Energy ETF and ETFS Bloomberg Energy Longer Dated ETF are able to comply with this statement. Please advise or revise.

Response: We have revised the Prospectus and SAI to reflect that the ETFS Bloomberg Agriculture Commodity Strategy K-1 Free ETF, ETFS Bloomberg Energy Commodity Strategy K-1 Free ETF and ETFS Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF may not concentrate in any industry other than the agriculture industry and energy sector, respectively.

27.	Comment: Please add the 80% “Names Rule” policy to each Fund’s principal investment strategy section. In addition, rather than refer to “the types of securities that provide the exposure suggested by the Fund’s name,” consider stating the types of securities for each Fund’s 80% policy, e.g., securities that provide exposure to the agriculture industry.

Response: Each Commodity Strategy Fund has added “Strategy” to its name, and we have removed the 80% “Names Rule” policy for each such Fund as noted in our response to Comment 7. With respect to the ETFS Bloomberg Agriculture Commodity Strategy K-1 Free ETF, ETFS Bloomberg Energy Commodity Strategy K-1 Free ETF and ETFS Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF, we have made the requested revisions with respect to specificity and added each such Fund’s 80% “Names Rule” policy to the Fund’s principal investment strategy.

28.	Comment: For each investment under “Fund Investments,” please disclose if the investment is a principal or non-principal investment strategy for the Funds.

Response: The Fund Investments section has been divided into “Principal Investment Strategies” and ”Non-Principal Investment Strategies.”

29.	Comment: For each Fund in the Prospectus:

a)	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with its Subsidiary.

b)	File the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement.

c)	Disclose that the Subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17).

d)	Identify the custodian of the Subsidiary.

Ms. Alison White

March 15, 2017

e)	Disclose: (1) whether the Fund has received a private letter ruling from the IRS stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

f)	Confirm in correspondence that: (1) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (2) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response:

a)	We have made the requested change.

b)	We will file each investment advisory agreement between the Subsidiary and the Adviser as an exhibit to the registration statement.

c)	The Subsidiaries are not registered investment companies under the 1940 Act, and the Subsidiaries, along with their adviser, are therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. Accordingly, we respectfully decline to add the requested disclosure. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibit a Fund from doing indirectly “through or by means of any other person” (i.e., a Subsidiary) what it is prohibited from doing directly. As such, each Subsidiary and its investment adviser will not engage in any activity prohibited by the 1940 Act that would cause its parent Fund to violate Section 48(a).

d)	JPMorgan Chase Bank, N.A.

e)	The Funds have not requested nor received a private letter ruling from the IRS stating that undistributed income derived from the Subsidiary is qualifying income; however, the Funds will rely on and are in the process of obtaining a tax opinion from fund counsel that such distributed income should be qualifying income. The Funds intend to distribute such income in accordance with the IRS proposed regulations and consistent with the tax opinion to be received from fund counsel.

f)	Confirmed.

30.	Comment: Two sections are titled “Additional Principal Risk Information about the Funds.” Please revise as necessary. Consider renaming the “Additional Principal Risk Information about the Funds” section on page 42 of the Prospectus to indicate the section discusses “non-principal risks” or revise the Funds’ summary prospectuses to include the additional principal risks described under this section.

Response: We have replaced the second instance of this header with “Additional Non-Principal Risk Information about the Funds.”

Ms. Alison White

March 15, 2017

31.	Comment: If investing in “tracking stocks” is a principal investment strategy of any of the Funds, please disclose in the Fund’s principal investment strategy and describe what are tracking stocks.

Response: Investing in “tracking stocks” is not a principal investment strategy of the Funds, and the corresponding description has been deleted.

32.	Comment: Please disclose whether each Fund may use stale values under certain circumstances or some other element that might adversely affect the use of IOPV as an indicator of current market value of Fund shares. If there are such circumstances, please consider noting that potential as a principal risk.

Response: A risk factor has been added to the “Additional Non-Principal Risk Information about the Funds” section to clarify that where there is market disruption in the underlying market, stale values may be used to calculate IOPV.

Statement of Additional Information

33.	Comment: The Staff notes that the “Concentration” policy under “Investment Limitations” would restrict the ETFS Bloomberg Agriculture ETF, ETFS Bloomberg Energy ETF, and ETFS Bloomberg Energy Longer Dated ETF from concentrating in agriculture- and energy-related securities, respectively. Please advise or revise.

Response: We have revised the “Concentration” policy under “Investment Limitations” to clarify that the ETFS Bloomberg Agriculture Commodity Strategy K-1 Free ETF, ETFS Bloomberg Energy Commodity Strategy K-1 Free ETF and ETFS Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF will not concentrate in the securities of companies whose principal business activities are in the same industry other than with respect to the agriculture industry and energy sector, respectively.

34.	Comment: Please apply the earlier comments related to the Funds’ 80% “Names Rule” policies to the description of the Funds’ 80% policies under “Non-Fundamental Policies.”

Response: We have updated the Funds’ 80% “Names Rule” policies under “Non-Fundamental Policies” consistent with our responses to comments 7 and 27.

35.	Comment: The Staff notes that the description of the “Nominating Committee” under the “Management of the Trust” section states: “The Nominating Committee generally will not consider nominees recommended by shareholders.” Please consider deleting the word “generally” and stating more clearly whether the Funds consider nominees recommended by shareholders. Disclose the procedures to be followed.

Response: We have made the requested change.

Ms. Alison White

March 15, 2017

36.	Comment: Under the “Compensation” description in the “Portfolio Manager” section, please be more specific as to how the Funds’ portfolio manager’s performance is measured. See Item 20(b) of Form N-1A.

Response: We have revised the “Compensation” description to clarify that the Portfolio Manager receives a fixed base salary and discretionary bonus that are not tied to the performance of the Funds.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely, /s/ K. Michael Carlton K. Michael Carlton cc: W. John McGuire, Esq.

Appendix A

ETFS Bloomberg All Commodity Strategy K-1 Free ETF, and

ETFS Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees*	0.29%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses**	0.00%
Total Annual Fund Operating Expenses	0.29%

*	ETF Securities Advisors LLC (the “Adviser”) has contractually agreed to waive the management fees that it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary, as defined below. This undertaking will continue in effect for so long as the Fund invests in the Subsidiary and may be terminated only with the approval of the Fund’s Board of Trustees.

**	Other Expenses are based on estimated amounts for the current fiscal year.

Example

1 Year	3 Years
$30	$93

ETFS Bloomberg Agriculture Commodity Strategy K-1 Free ETF,

ETFS Bloomberg Energy Commodity Strategy K-1 Free ETF, and

ETFS Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees*	0.39%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses**	0.00%
Total Annual Fund Operating Expenses	0.39%

*	ETF Securities Advisors LLC (the “Adviser”) has contractually agreed to waive the management fees that it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary, as defined below. This undertaking will continue in effect for so long as the Fund invests in the Subsidiary and may be terminated only with the approval of the Fund’s Board of Trustees.

**	Other Expenses are based on estimated amounts for the current fiscal year.

Example

1 Year	3 Years
$40	$125